SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-2)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05349Y 10 4 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05349Y 10 4	13G/A	Page 2 of 5 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification Nos. of above persons: Henry D. Felton

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 711,836 6 Shared Voting Power N/A 7 Sole Dispositive Power 711,836 8 Shared Dispositive Power N/A

9	Aggregate Amount Beneficially Owned by Each Reporting Person 711,836

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3%

12	Type of Reporting Person* IN

CUSIP No. 05349Y 10 4	13G/A	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Avatech Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11400 Cronridge Drive, Suite A, Owings Mills, Maryland 21117

Item 2(a).	Names of Persons Filing:

Henry D. Felton

Item 2(b).	Address of Principal Business Office or, if none, Residence:

13001 Dover Road Reisterstown, MD 21136

Item 2(c).	Citizenship:

USA
Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

05349Y 10 4

Item 3.	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b) check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

As of December 31, 2003, the following shares were beneficially owned by the Reporting Person:

(a) Amount Beneficially Owned: 711,836

(b) Percent of Class: 7.3%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 711,836

(ii) Shared power to vote or to direct the vote: N/A

(iii) Sole power to dispose or to direct the disposition of: 711,836

(iv) Shared power to dispose or to direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

CUSIP No. 05349Y 10 4	13G/A	Page 4 of 5 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2004	/s/
Henry D. Felton by Beth O. MacLaughlin, Attorney-in-fact

Exhibit A

POWER OF ATTORNEY

The Undersigned hereby constitutes and appoints Donald R. “Scotty” Walsh and Beth O. MacLaughlin as his attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, from such person and in each person’s name, place, and stead, in any and all capacities, to sign any and all Forms 3, 4 or 5 under Section 16 of the Securities Exchange Act of 1934 and all Schedules 13G and amendments thereto under Section 13 of the Securities Exchange Act of 1934, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

NAME	DATE

/s/	January 21, 2004
Henry D. Felton